VIA EDGAR

April 2, 2012

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:   Mr. Patrick Gilmore

  Accounting Branch Chief

Re:	Sify Technologies Limited

Form 20-F for the Fiscal Year Ended March 31, 2011

Filed October 13, 2011

Form 6-K Furnished October 26, 2011

Form 6-K Furnished January 30, 2012

Form 6-K Furnished March 22, 2012

File No. 000-27663

Dear Mr. Gilmore,

This letter is submitted on behalf of Sify Technologies Limited (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), as set forth in your letter (the “Comment Letter”) to M P Vijay Kumar dated March 23, 2012 with the respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2011 (the “Annual Report”), the Form 6-K furnished on October 26, 2011, Form 6-K furnished on January 30, 2012 and Form 6-K furnished on March 22, 2012. For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 20-F for the Fiscal Year Ended March 31, 2011

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 52

Comment 1:     We note your response to prior comment 3. In the liquidity and capital resources section of future filings, please discuss the Indian regulations that restrict your ability to raise funds by issuing additional ADSs in the United States or listing in India. See Item 5.B.1 of Form 20-F.

Response 1:

We note the Staff’s comment and will discuss the Indian regulations that restrict our ability to raise funds by issuing additional ADSs in the United States or listing in India in our future filings.

Item 7.	Major Shareholders and Related Party Transactions

Issuance of Equity Shares in private placement to the promoter group, page 69

Comment 2:    We note your response to prior comments 8 and 20. In this section of future filings, please disclose that the shares were issued at a discount to the prevailing American Depositary Share market price because the allotment of shares was for unlisted Indian equity shares. In addition, clarify that although your shareholders approved the unregistered offering, members of your promoter group beneficially owned greater than 50% of your equity shares during the shareholder vote. See Item 7.B.1 of Form 20-F.

Response 2:

We note the Staff’s comment and will disclose in our future filings that the shares were issued at a discount to the prevailing American Depositary Share market price because the allotment of shares was for unlisted Indian equity shares. We will also disclose in our future filings that although shareholders approved the unregistered offering, members of promoter group beneficially owned greater than 50% of the equity shares during the shareholder vote.

Item 18.	Financial Statements

Note 3.     Significant accounting policies

n. Revenue

(i) Corporate network/data services, page 118

Comment 3:    We note your response to prior comment 10. Please tell us more specifically how the transactions involving the trading of networking hardware and software within your System Integration business work, including a discussion of the parties typically involved. In addition, please provide more details as to how the factors you cite in the response in determining whether you act as a principal or an agent are applied to the specific attributes of these transactions. To illustrate this, please walk us through a recent example where you determined you were acting as a principal and reported revenue on a gross basis and another where you determined you were an agent and reported revenue on a net basis.

Response 3:

The Group, as a part of its System Integration Business which is one of its revenue streams, supplies networking hardware and software to its customers. In these transactions, the goods are traded, i.e, purchased from the vendor and delivered to the customer. Typically the suppliers are hardware vendors and manufacturers of hardware/software items and the customers are usually the entities which are involved in setting up data centres, telecommunication service providers and market players in network management. The business from sale of hardware and software is not a significant source of revenue for Sify. The aggregate revenue from sale of hardware/software in this revenue stream represented 3.41% of the overall revenues during the year ended March 31, 2011 and out of this, the aggregate revenues reported on a net basis were Rs.0.7 million (Rs.73 million of gross billings netted off against Rs.72.3 million of cost of purchases) which represented 0.01% of the overall revenues for the year ended March 31, 2011 and the remaining revenues were recognised on a gross basis.

The following are the specific attributes of these transactions that are analysed for determining Gross vs. net reporting:

(a)	Whether the customer looks at the Company as being primarily responsible for delivery of the goods and fulfilling the terms of the order?

(b)	Who holds the credit risk? Whether the payment to the vendor is done by the Company out of its own money irrespective of receipt from the customer or only after getting the payment from the customer, i.e, whether the Company has assumed the credit risk arising out of such transactions?

In case of transactions which were accounted on a net basis, the credit risk was not borne by the Company as it was not obligated to make the payment to the vendor before collecting the proceeds from the customer. Thus the significant risk, being the credit risk, was not assumed by the Company, and hence, the revenue from such transactions was recorded on a net basis.

Example where the revenue was accounted on a net basis

•	The goods were billed by the vendor to the Company and the Company in turn billed the customers for sale.

•	Sify was not responsible for acceptability of the goods by the customer. The Company did not take any title to the products before delivery.

•

Sify was not obligated to pay the vendor prior to collecting the proceeds from the customer. Further, the actual payments were made to the suppliers only after collecting the proceeds from the customer.

Example where the revenue was accounted on a gross basis

•	The goods were billed by the vendor to the Company and the Company in turn billed the goods to the customer. The Company was responsible for acceptability and quality of the goods.

•	The company assumed legal title to the products and also was responsible for vendor selection.

•	The payment to the vendor was made independent of the receipt of money from the customer and accordingly, the Company assumed the credit risk.

Since the significant risk and reward and more specifically the credit risk was with Sify, the revenue arising from this transaction was accounted on a gross basis.

(ii) Internet access services, page 119

Comment 4:

We note your response to prior comment 11. In the response, you discuss the initial non-refundable fee you charge in connection with rendering certain initial services to the franchisee before commencement of franchisee operations which are described in letters (a) through (g). We further note that you refer to fees charged for rendering “subsequent” services. Please clarify the following:

(a)	Describe the nature of the subsequent services rendered and confirm whether separate fees are charged for these services as the response seems to suggest. For example, do the subsequent services relate to the backend support, including bandwidth, the authentication/usage engine and the billing and collection system that is referred to in the first paragraph of the response and as noted in your disclosure on page 119?

(b)	Clarify whether the subsequent services constitute continuing services and tell us when and over what period the subsequent services are rendered. For example, are these services provided after commencement of franchisee operations? If so, are they provided over the term of the franchise agreement?

(c)	If the subsequent services constitute continuing services, please provide us with further details as to why you believe it is appropriate to recognize the fees for these services upfront along with the fees for the initial services. In this regard, tell us how you considered the part of paragraph 18(b) of IAS 18 IE that states that fees for the provision of continuing services, whether part of the initial fee or a separate fee, are recognized as revenue as the services are rendered.

Response 4:

As discussed in our earlier response to the Staff’s comments, the Company renders public internet access service through a set of franchised cybercafés. The franchisee procures the retail space, invests in furniture, interior decor, PCs, and point of sale signage and employs and trains the franchisee staff. The Company charges a nominal initial non-refundable fee to the franchisee in connection with certain initial services rendered by the Company. We respectfully submit to the Staff that the total initial non-refundable fee recognised during the year ended March 31, 2011 is not a material source of revenue to the Company and approximates only 0.16% of the total revenue of the Company. Further, the revenue from the subsequent services in the form of usage charges are also not material and represented 1.3% of the total revenue for the year ended March 31, 2011.

As discussed in the earlier response letter, the substantial performance (a to g activities as set out in the earlier response letter) for which the non-refundable payments is received are completed at the time of commencement of the franchisee operations and hence revenue is recognised on completion of such activities.

Our specific responses to the Staff’s comments are set out below:

(a)	The Company renders subsequent services to the franchised cybercafés in form of providing bandwidth for establishing connectivity through supply of Sify cybercafé cards (typically called as ‘user accounts’ or ‘top ups’) , providing backend support, the authentication/usage engine and the billing and collection system. The cybercafé cards enable the users to access the internet for a specified quantum of usage within a contracted period. The revenue from the sale of the cybercafé cards is recognised based on the usage as the access is for a specified quantum of usage within a specified time. Any unused hours at the end of the contracted period are recognised as revenue.

(b)	The subsequent services constitute continuing services and the services are rendered over the period of the agreement with the Cybercafé operators. These are rendered after the commencement of the franchisee operations.

(c)	As the revenue arising from such services are considered as continuing services, such revenue is recognised based on the usage of bandwidth and not upfront along with the fees for the initial services. As per para 18(b) of IAS 18 IE, the fees for the provision of continuing services, whether part of the initial fee or a separate fee, are recognised as revenue as the services are rendered. Hence the revenue arising from provisioning of continuing services to the franchised cybercafés are recognised over the period of the service.

Comment 5:    As previously requested, please tell us whether you charge a separate fee to the franchised cybercafé operators for rights to use the company’s logo, brand and trade names and, if so, how such revenue is recognized.

Response 5:

There is no separate fee charged for the right to use the Company’s logo, brand or trade names.

Form 6-K Furnished March 22, 2012

Item 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 34

Comment 6:    We note your disclosures regarding the changes in cash from operating activities for the six months ended September 30, 2011 and 2010 on page 35. As part of these disclosures, you refer to pending adjustments with payables and receivables as reasons for the increases in trade and other receivables and trade and other payables, respectively. Please provide us with further details regarding these pending adjustments. Please quantify the amounts involved and discuss the nature and cause of these pending adjustments. Your response should also address how you account for these adjustments and the impact on the consolidated financial statements.

Response 6:

The Company has certain key customers on bilateral arrangements and they also serve as vendors. These customers are both based in and outside India. These payables and receivables primarily arise on purchase of bandwidth from Telecommunication Companies, charges for voice traffic by carriers etc. who are also our customers for other businesses. The Company is in discussion with these customers and is proposing to adjust the payables of these customers against the money receivable from them. As per Indian Foreign Exchange regulations, any such adjustment with a customer located outside India would require the approval of the Reserve Bank of India. Hence, the Company has applied to the Reserve Bank of India for adjusting an amount of Rs.188 million. Pending approval the Company has reported such receivable and payables at gross level. In case of customers within India, the Company is in discussion with them for adjusting the payables of Rs.122 million against the amounts receivable from them.

On adjusting the payables with the receivables as above, the balances of receivables and payables would come down to that extent in the consolidated financial statements.

If you have any questions regarding the above clarifications, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2111.

/s/ M P Vijay Kumar
Name:	M P Vijay Kumar
Title:	Chief Financial Officer

Sify Technologies Limited

Chennai

India

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